

Mail Stop 4631

February 1, 2017

Via E-mail
Mr. Rajeev Bhalla
Chief Financial Officer
Circor International, Inc.
30 Corporate Drive, Suite 200
Burlington, Massachusetts 01803

> **Re: Circor International, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **Form 10-Q for the Period Ended September 30, 2016**
> **Filed October 28, 2016**
> **Forms 8-K**
> **Filed October 28, 2016 and December 22, 2016**
> **Response dated January 12, 2017**
> **File No. 1-14962**

Dear Mr. Bhalla:

We have reviewed your response letter dated January 12, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4 – Special Charges

1. In addition to restructuring charges, the "Special Charges" line item apparently includes litigation settlements and amortization of acquired intangible assets. As these types of costs are recurring, please remove the statement that they are not reflective of your on-

going or core operational results. Refer to Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 10-Q for the Period Ended September 30, 2016

Note 12. Income Taxes, page 14

2. We note your response to comment 2 of our letter dated December 14, 2016. During the quarter ended October 2, 2016, you determined that a portion of your foreign earnings were not permanently reinvested within the meaning of ASC 740-30-25-17. You estimated that approximately $34 million would be repatriated to the U.S. in the fourth quarter of 2016. Please help us better understand the facts and circumstances which led to your determination that these funds should be repatriated and correspondingly the amount to repatriate. As of December 31, 2015, undistributed earnings of foreign subsidiaries amounted to $202.8 million and were considered to be indefinitely reinvested and accordingly no provision for U.S. federal and state income taxes was recorded. Upon your planned repatriation of the approximately $34 million, please tell us how you were able to conclude that the remainder of your undistributed earnings of foreign subsidiaries should continue to be considered to be indefinitely reinvested pursuant to ASC 740-30-25-17. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Form 8-K Filed October 28, 2016

Use of Non-GAAP Measures, page 3

3. We note your response to comment 3 of our letter dated December 14, 2016. Your response indicates that there are two items included in the non-GAAP amounts presented in quarterly earnings releases furnished on your Forms 8-K which are not reflected in the special charges, net line item presented on the face of your statements of income. These two items are restructuring related inventory charges and amortization expenses related to intangible assets. However, we note that the disclosures on page 51 of your Form 10-K for the year ended December 31, 2015 indicate that this line item includes the amortization of acquired intangible assets. Please clarify how the amortization expenses of acquired intangible assets are reflected on your statements of income. Given the significance of the special charges, net line item in certain periods, please provide better clarifying disclosures regarding the components of this line item which should include both the nature of each component and the corresponding amount.

Form 8-K Filed December 22, 2016

4. Please provide us with a summary of your income significance tests pursuant to Rule 1-02(w) of Regulation S-X to demonstrate how you determined that audited financial statements for only the most recent fiscal year need to be provided pursuant to Rule 3-05(b)(2) of Regulation S-X.

5. In preparing your pro forma statement of operations for the year ended December 31, 2015, please help us understand why you used the twelve months ended March 31, 2016 rather than the twelve months ended December 31, 2015. In this regard, we note that the three months ended March 31, 2016 for Downstream have been reflected in both the pro forma statements of operations for the six months ended July 3, 2016 as well as the twelve months ended December 31, 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction